Mail Stop 4561

September 11, 2008

VIA USMAIL and FAX (212) 593 - 5769

Mr. Robert L. Levy
Chief Financial Officer
American Mortgage Acceptance Company
625 Madison Avenue
New York, New York 10022

> **Re:** **American Mortgage Acceptance Company**
> **Form 10-K as of December 31, 2007**
> **Filed on 3/31/2008**
> **File No. 001-14583**

Dear Mr. Robert L. Levy:

　　We have reviewed your response letter dated August 26, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Financial Statements and Notes

Note 3 – Investments In Mortgage Loans Receivable, Net, pages 46 – 52

1.　　We have read your response to comment three. You indicate that there has been no general allowance (i.e. not charged against specific loans). Please tell us how loans that are determined not to be individually impaired, are considered in the assessment of an allowance under SFAS 5, SAB 6L and EITF Topic D-80, Question 10. Please tell us how you considered the referenced guidance in determining that no allowance is required for probable credit losses inherent in the remaining portion of your loan portfolio that was not identified as individually impaired.

2.　　Further to our previous comment, we note you record impairments as a direct write-down of the related asset. Please tell us how you considered the guidance in paragraph 61 of

SFAS 114 which indicates loan impairments should be recorded through a valuation allowance and how the utilization of this methodology as opposed to your utilization of the direct write-down method would have impacted the financial statements. Clarify your methodology in future filings.

Note 10 – CDO Notes Payable, Page 55

3. We have read your response to comment four related to your obligation to repurchase loans under certain circumstances. Based on your response we understand that the loans subject to these recourse provisions were transferred in securitization transactions accounted for as financings under SFAS 140 and therefore the loans are still recorded by the company. Please clarify why you believe you are not required to record a provision for the loss you would incur upon the requirement to perform under this recourse obligation under either FIN 45 or SFAS 5. Specifically, if your recourse obligations are between you and your fully consolidated CDO subsidiary, please clarify whether the recourse obligation meets the criteria of paragraph 7(f) of FIN 45.

Exhibits

4. We note your response to comment 6 of our letter dated August 14, 2008. In your response, you state that you were in the business of entering into repurchase agreements and for this reason, you did not file a copy of the Citigroup repurchase agreement or the termination agreement as exhibits. However, we note that you have filed a copy of the Bear Stearns and Bank of America repurchase agreements as exhibits. Please tell us how you determined the Citigroup repurchase agreement should be treated differently from the other repurchase agreements.

Signatures

5. We note your response to comment 7; however, we continue to believe that the signature page does not fully conform to the requirements of General Instruction D and Item 15 of Form 10-K. The report must be signed by the registrant <u>and</u> on behalf of the registrant by its principal financial officer, its controller or principal accounting officer, and at least the majority of the board of directors or persons performing similar functions. Accordingly, the first signature page should present the registrant's signature and the second page should separately provide the signatures of the CEO, CFO, and managing trustees. Please confirm that you will revise the signatures in future filings.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

6. We note your response to comment 1. In Note 9 of the 10-Q filed August 7, 2008, you disclose that you have entered into a forbearance agreement with Centerline Holding Company in addition to an agreement to extend the maturity date of the loan agreement. We note that the extension agreement was filed as an exhibit to the 8-K filed on July 25, 2008. However, it does not appear that the forbearance agreement has been filed. Please

file this agreement in accordance with Item 601 of Regulation S-K or tell us why you believe you are not required to file it.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551–3585 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief